

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2009

Mr. Neil A. Cotty
Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

> **Re:** **Merrill Lynch & Co., Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 001-07182**

Dear Mr. Cotty:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief